UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact October | 2021

Azul updates the market on its partnership with Lilium

São Paulo, October 22, 2021 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and departures, updates the market on its plans for a strategic partnership with Lilium GmbH (“Lilium”), a wholly owned subsidiary of Lilium N.V., to build an exclusive “eVTOL” network in Brazil.

As part of the strategic commercial collaboration between the Companies and all achievements up to this point, the Company announces the execution of the Warrant Agreement that grants to Azul Linhas Aéreas Brasileiras S.A. - an operating subsidiary of the Company - warrants to purchase 1,800,000 Ordinary “Shares A” issued by Lilium N.V., at an exercise price of EUR 0.12 per share, exercisable by October 22, 2026. Therefore, Azul may become an indirect shareholder of Lilium N.V., upon the exercise of the warrants and its conversion into shares. Subject to the execution of definitive agreements, further warrants may be granted to the Company.

Azul and Lilium also established exclusivity among themselves regarding the structuring work for the operation and offer of eVTOL products or services in Brazil, until the beginning of the execution and delivery of definitive agreements or the expiration of the term sheet.

The terms currently contemplated within the scope of the partnership may be adjusted or changed, including materially, as the negotiations between Azul and Lilium move forward. In addition, the operation with eVTOL in Brazil is subject to certifications and approvals of relevant authorities.

The efforts to implement operations through eVTOL, a 100% electric airplane model with zero carbon emissions, is part of the Azul’ strategies to innovate and maintain an even more sustainable business model, aligned to its ESG commitments and the best practices in the market.

Azul will keep the market updated of any developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 750 daily flights to more than 130 destinations. With an operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 22, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer